      CUSIP NO.  09072X101                                                                             Page 1 of 17

                                                UNITED STATES

                                      SECURITIES AND EXCHANGE COMMISSION

                                            Washington, D.C. 20549

                                                 SCHEDULE 13D

                                  Under the Securities Exchange Act of 1934

                                              (Amendment No. 2)*

                                            BioPharmX Corporation

                                               (Name of Issuer)

                                        Common Stock, $0.01 par value

                                        (Title of Class of Securities)

                                                  09072X101

                                                (CUSIP Number)

                                                  Maria Gray

                                         Vice President and Secretary

                                           Franklin Resources, Inc.

                                             One Franklin Parkway

                                           San Mateo, CA 94403‑1906

                                                 800‑632‑2350

                         (Name, Address and Telephone Number of Person Authorized to

                                     Receive Notices and Communications)

                                                November 22, 2016

                           (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1(e), 240.13d‑1(f) or

      240.13d‑1(g), check the following box.[  ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

      including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

      CUSIP NO.  09072X101                                                                             Page 2 of 17

      1.     NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,769,615 [1]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.1%

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

[1] Includes 270,000 shares of Common Stock issuable on the exercise of the Warrants as described and defined in Item 3.

      CUSIP NO. 09072X101                                                                              Page 3 of 17

      1.     NAMES OF REPORTING PERSONS.

             Charles B. Johnson

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,769,615 [2]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.1%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

[2] Includes 270,000 shares of Common Stock issuable on the exercise of the Warrants as described and defined in Item 3.

      CUSIP NO.  09072X101                                                                             Page 4 of 17

      1.     NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,769,615 [3]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.1%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

[3] Includes 270,000 shares of Common Stock issuable on the exercise of the Warrants as described and defined in Item 3.

      CUSIP NO. 09072X101                                                                              Page 5 of 17

      1.     NAMES OF REPORTING PERSONS.

             Franklin Advisers, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             California

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             9,769,615

      8.     SHARED VOTING POWER

              0

      9.     SOLE DISPOSITIVE POWER

             9,769,615

      10.    SHARED DISPOSITIVE POWER

              0

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,769,615 [4]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.1%

      14.    TYPE OF REPORTING PERSON

             IA,CO (See Item 5)

[4] Includes 270,000 shares of Common Stock issuable on the exercise of the Warrants as described and defined in Item 3.

      CUSIP NO.  09072X101                                                                              Page 6 of 17

This Amendment No. 2 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on December 21, 2015 (the “Original Schedule 13D,” and together with Amendment No. 1, collectively, the “Schedule 13D”).  The information herein is provided and is correct as of November 25, 2016.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.001 Par Value (the "Common Stock" ), of BioPharmX Corporation, a Delaware  corporation (the "Issuer"), whose principal executive offices are located at 1098 Hamilton Court, Menlo Park, California, 94025.

      Item 2. Identity and Background

(a)-(c), (f)  The persons filing this Statement and the citizenship of such filers are listed on the cover pages hereto.  The directors and principal executive officers of Franklin Resources, Inc. (“FRI”) and its indirectly wholly-owned subsidiary, Franklin Advisers, Inc. (“FAV”), their present principal occupations, citizenship and business addresses, and the business addresses of the filers are listed on Exhibit A.

(d)  During the last five years, none of the filers, and to the best knowledge of the filers, none of the persons listed on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the filers, and to the best knowledge of the filers, none of the persons listed on Exhibit A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Common Stock was acquired from the Issuer in two private placements and two underwritten public offerings.  The first private placement was on December 10, 2015, pursuant to a Purchase Agreement dated December 9, 2015 (the “December Purchase Agreement,” incorporated by reference herein as Exhibit E) among the Issuer, Franklin Strategic Series - Franklin Biotechnology Discovery Fund and Franklin Templeton Investment Funds - Franklin Biotechnology Discovery Fund, clients of FAV (collectively, “Clients”), in which the Clients purchased 4,100,000 shares of the Common Stock with funds of $5,863,000.  On March 29, 2016, FAV acquired on behalf of the Clients 540,000 shares of Common Stock and warrants exercisable for 270,000 shares of the Common Stock (the “Warrants”) with funds of $648,000 in an underwritten public offering by the Issuer.  The second private placement was on August 17, 2016, pursuant to a Purchase Agreement dated August 12, 2016 (the “August Purchase Agreement,” incorporated by reference herein as Exhibit H) among the Issuer, the Clients and other purchasers, in which the Clients acquired 484,615 shares of the Common Stock with funds of $315,000.  On November 22, 2016, FAV acquired on behalf of the Clients 4,375,000 Class A Units, each consisting of one share of Common Stock and one Class A Warrant to purchase 0.75 of a share of Common Stock at an exercise price of $0.35 per share (the “Class A Warrants”) with funds of $1,531,250 in an underwritten public offering by the Issuer.  All such funds were provided from investment capital of the Clients.

The Class A Warrants are not included in the securities deemed to be beneficially owned by the filers because they are not exercisable within the next 60 days.  The Issuer does not currently have enough authorized shares of Common Stock to cover the shares issuable on exercise of the Class A Warrants.  Therefore, before the Class A Warrants can become exercisable, the Issuer must seek stockholder approval of an amendment to its certificate of incorporation to increase the number of authorized shares.  The Class A warrants will be exercisable on the later of (1) the first trading day after the one year anniversary of the Class A Warrants’ issuance and (2) the first trading day after the Issuer's first stockholders’ meeting after the issuance date in which the necessary stockholders approve the charter amendment.  Further, the Clients generally are prohibited from exercising their Class A warrants if and to the extent, as a result of such exercise, they, together with their affiliates and certain related parties, and any persons acting as a group together with such reporting persons or any of their affiliates, would own more than 19.9% of the total number of shares of Common Stock issued and outstanding at the time of exercise.

      Item 4.  Purpose of Transactions

FAV acquired the Common Stock and warrants described in Item 3 for the Clients for the purpose of investment.  The provisions of the agreements discussed below, however, affect FAV’s investment purpose and describe its plans with respect to the Common Stock.

Recommendation of Director.  In connection with the December Purchase Agreement, the Issuer and the Clients entered into a Standstill Agreement (the “Standstill Agreement”), which is incorporated by reference herein as Exhibit F.  Under the Standstill Agreement, as long as the Clients and their affiliates collectively hold at least 9.99% of the outstanding Common Stock (including securities convertible into Common Stock), the Clients may recommend a candidate who is not an affiliate of the Clients or the Issuer to be appointed as a member of the Issuer’s board of directors (the “Board”).  Unless the Board reasonably objects to such candidate in writing within 20 business days after the Clients’ recommendation, the Board shall appoint such candidate to the Board.  Thereafter, the Board (or an authorized Board committee) will nominate such candidate for election to the Board or will nominate such other individual who is not an affiliate of either the Clients or the Issuer unless the Board reasonably objects to such other candidate recommended by the Clients in writing within 20 business days after the Clients recommend such candidate, at each annual stockholders meeting.  If the Issuer’s shareholders do not elect such candidate to the Board at any annual meeting, the Clients may recommend a replacement candidate who is not an affiliate of the Clients or the Issuer.  Unless the Board reasonably objects to such replacement candidate in writing within 20 business days after the Clients recommend such candidate, the Board shall appoint and nominate that candidate as a member of the Board as described above.  Craig Barbarosh was appointed as an independent member of the Board on January 26, 2016 pursuant to such recommendation right but resigned from the Board effective October 5, 2016.  The Clients retain their right to recommend a candidate as an independent member of the Board.

      CUSIP NO.  09072X101                                                                              Page 7 of 17

Further, until the earlier of the date that the Clients and their affiliates collectively cease to hold at least 9.99% of the outstanding Common Stock (including securities convertible into Common Stock) or 5 years after the date of the Standstill Agreement, the maximum authorized size of the Board may not exceed 7 directors without the prior written consent of the Clients.

Pursuant to the August Purchase Agreement, the Issuer and the Clients entered into a new Standstill Agreement (incorporated by reference herein as Exhibit I), which supersedes and replaces in its entirety the Standstill Agreement and extended the recommendation right described in the preceding 2 paragraphs until the earlier of the date that the Clients and their affiliates collectively cease to hold at least 9.99% of the outstanding Common Stock (including securities convertible into Common Stock) or August 12, 2021.  References in this Schedule 13D to the Standstill Agreement mean the Standstill Agreement as so superseded and replaced.

Standstill.  Neither of the Clients, collectively or individually, nor any of their affiliates may in any manner, directly or indirectly, alone or in concert with others, acquire any of the Issuer’s securities or any securities convertible or exchangeable into any such securities that would result in such person or its affiliates owning, controlling or otherwise having any beneficial or other ownership of 25% or more of the total Common Stock then outstanding (including securities convertible into Common Stock, but not stock options or other equity compensation arrangements to the Issuer’s service providers)(the “Standstill Percentage Limit”), unless approved by a majority of the Board’s disinterested members; provided that, the Clients, individually and collectively may make or discuss confidential, non-public offers regarding a potential negotiated transaction with the Issuer directly or with its management, affiliates or the Board, or their representatives.

These standstill provisions will be suspended while any “person” or “group” (as defined by Section 13(d)(3) of the Act) (a) has entered into an agreement with the Issuer providing for the (i) Issuer’s acquisition, (ii) purchase or other acquisition of (or purchases or otherwise acquires) all or substantially all of the Issuer’s assets, (iii) sale or exclusive license of all or substantially all of the Issuer’s intellectual property, (iv) purchase or other acquisition of (or purchases or otherwise acquires) beneficial ownership of a majority of the Issuer’s voting power, or (b) has filed with the SEC a Schedule TO for a tender offer for or other acquisition of beneficial ownership of a majority of the Issuer’s voting power.  Such standstill provisions are also suspended if another holder of the Common Stock, together with its affiliates, acquires or otherwise beneficially owns more than the Standstill Percentage Limit in one or more transactions.

These standstill provisions terminate on the earlier of (a) August 12, 2024 or (b) the date the Clients and their affiliates or any Client and its affiliates cease to collectively hold at least 5% of the outstanding Common Stock (including securities convertible into Common Stock), except that in the case of clause (b), such termination only applies to the Clients collectively or any Client individually, as applicable, that ceases to hold, together with its affiliates, at least 5% of the outstanding Common Stock (including securities convertible into Common Stock).

Follow-On Financing.  Pursuant to the December Purchase Agreement, as amended by a letter agreement dated August 12, 2016, entered into among the Issuer and the Clients, until August 12, 2021, the Clients have the right to purchase up to an aggregate of 20% of the securities offered by the Issuer in any subsequent private placement on the same terms as offered to all other offerees; provided however that such right to purchase additional securities is limited so as to not require shareholder approval before the closing of such purchase as determined by the rules and regulations of any market or exchange on which the Issuer’s securities are then listed or otherwise.  The Issuer must give the Clients at least ten days prior written notice of any proposed follow-on financing and give them the right during the ten days following receipt of such notice to purchase the securities offered in such follow-on financing.  The letter agreement is incorporated by reference herein as Exhibit J.

Prohibited Transactions.  Prior to the effective date of the applicable registration statement required pursuant to the Issuer’s obligations under each Registration Rights Agreement (described below), the Clients may not, and are required to cause their affiliates not to, engage, directly or indirectly, effect or agree to effect any short sale, whether or not against the box, establish any “put equivalent position” (as defined in Rule 16a-1(h) under the Act) with respect to the Common Stock subject to that Registration Rights Agreement, grant any other right (including, without limitation, any put or call option) with respect to such Common Stock or with respect to any security that includes, relates to or derives any significant part of its value from the Common Stock or otherwise seek to hedge their positions in such Common Stock.

Registration Rights.  The Issuer and the Clients entered into a Registration Rights Agreement dated December 10, 2015 with respect to the Common Stock purchased under the December Purchase Agreement and a Registration Rights Agreement dated August 12, 2016 with respect to the Common Stock purchased under the August Purchase Agreement.  Under each Registration Rights Agreement, the Issuer agreed to file a registration statement with the SEC within 3 months from the closing of the Purchase Agreement related to that Registration Rights Agreement and to use commercially reasonable efforts to have such Registration Statement declared effective by the SEC. In the event that the Issuer does not file a Registration Statement within 3 months from the closing of the related Purchase Agreement, for all or part of any 30-day period during which the failure to file remains uncured, the Issuer shall issue to the Clients a number of shares of Common Stock at no cost to the Clients equal to 1.0% of the aggregate number of shares of Common Stock purchased by the Clients in the applicable private placement for each 30-day period during which the failure to file remains uncured, but in no event shall the Issuer be required to issue to the Clients an aggregate amount of shares of the Common Stock that exceeds 5% of the aggregate number of shares of Common Stock purchased by the Clients in that private placement.  Each Registration Rights Agreement also grants the Clients customary piggyback registration rights.  The Registration Rights Agreement relating to the December Purchase Agreement is incorporated by reference herein as Exhibit G and the Registration Rights Agreement relating to the August Purchase Agreement is incorporated by reference herein as Exhibit K.

Subject to the standstill provisions described above, the Clients, FAV on behalf of its clients and FRI’s other investment management subsidiaries on behalf of their clients, may in the future acquire additional shares

      CUSIP NO.  09072X101                                                                              Page 8 of 17

of Common Stock or other securities of the Issuer, in the open market, in privately‑negotiated purchases or otherwise, and may also, depending upon then‑current circumstances and subject to the prohibited transactions discussed above, dispose of all or part of the Common Stock in one or more transactions.  Additionally, and subject to such standstill provisions, the Clients, FAV on behalf of its clients and such other investment management subsidiaries on behalf of their clients (if applicable) may exercise any and all of their rights as shareholders of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by FAV.

Except as described above, none of the investment management subsidiaries of FRI, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of the Clients.

       Item 5.  Interest in Securities of the Issuer

(a-b) The Common Stock may be deemed to be beneficially owned by FAV for purposes of Rule 13d-3 under the Act in its capacity as the investment adviser to the Clients pursuant to investment management contracts that grant investment and/or voting power to FAV.  When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.  Accordingly, FAV reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement.  As a result, for purposes of Rule 13d-3 under the Act, FAV may be deemed to be the beneficial owner of the securities reported in this Schedule 13D.

Beneficial ownership by FRI, FAV and their affiliates is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34‑39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other.  The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly‑owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”).  Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding Common Stock of FRI and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI’s subsidiaries provide investment management services.  The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders.  FRI, the Principal Shareholders and FAV disclaim any pecuniary interest in any of the Common Stock.  In addition, the filing of the Schedule 13D on behalf of the Principal Shareholders, FRI and FAV should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d‑3, of any of the Common Stock.

FRI, the Principal Shareholders and FAV believe that they are not a “group” within the meaning of Rule 13d‑5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Common Stock held by any of them or by any persons or entities for whom or for which FAV provides investment management services.

The number of shares of Common Stock as to which each reporting person on this Schedule 13D has:

(i)	Sole power to vote or to direct the vote of the Common Stock:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.	9,769,615

(ii)	Shared power to vote or to direct the vote of the Common Stock:	0

(iii)	Sole power to dispose or to direct the disposition of the Common Stock:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.	9,769,615

(iv)	Shared power to dispose or to direct the disposition of the Common Stock:	0

      CUSIP NO.  09072X101                                                                              Page 9 of 17

      (c)    Other than the transactions described in Exhibit D, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the past sixty days.

      (d)    Franklin Biotechnology Discovery Fund, a series of Franklin Strategic Series, an investment company registered under the Investment Company Act of 1940, has an interest in 3,954,112 shares (including 108,000 shares issuable on the exercise of the Warrants it holds), or 6.1% of the class of securities reported herein, and Franklin Biotechnology Discovery Fund, a sub-fund of Franklin Templeton Investment Funds, a Luxembourg registered SICAV has an interest 5,815,503 shares (including 162,000 shares issuable on the exercise of the Warrants it holds), or 9.0% of the class of securities reported herein.  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock

      (e)           Not applicable

      Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the

               Issuer

Other than as disclosed above, no person named in Item 2, nor to the best of any such person’s  knowledge, no person listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any of the Issuer’s securities, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or giving or withholding proxies.

      Item 7.  Material to Be Filed as Exhibits

      Exhibit A: Principal Executive Officers and Directors of FRI

      Exhibit B: Joint Filing Agreement, dated as of December 1, 2016

      Exhibit C: Limited Powers of Attorney

      Exhibit D: Transactions in the past 60 Days.

      Exhibit E: Form of Purchase Agreement dated December 9, 2015, incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed December 11, 2015

      Exhibit F: Form of Standstill Agreement dated December 10, 2015, incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K filed December 11, 2015

      Exhibit G: Form of Registration Rights Agreement dated December 10, 2015, incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed December 11, 2015

      Exhibit H:  Form of Purchase Agreement dated August 12, 2016, incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed August 18, 2016

      Exhibit I: Form of Standstill Agreement dated August 12, 2016, incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed August 18, 2016

      Exhibit J: Form of Letter Agreement dated August 12, 2016, incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed August 18, 2016

      Exhibit K: Form of Registration Rights Agreement dated August 12, 2016, incorporated herein by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed August 18, 2016

      CUSIP NO. 09072X101                                                                              Page 10 of 17

                                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  December 1, 2016

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:   /s/MARIA GRAY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

      Maria Gray

      Vice President and Secretary of Franklin Resources, Inc.

      Attorney‑in‑Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

      Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

      Secretary of Franklin Advisers, Inc.

Franklin Strategic Series on behalf of

                         Franklin Biotechnology Discovery Fund

Franklin Templeton Investment Funds on behalf of

                       Franklin Biotechnology Discovery Fund

By:   /s/KIMBERLY H. NOVOTNY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

      Kimberly H. Novotny

      Vice President and Assistant Secretary of Franklin Strategic Series

      Attorney in Fact for Franklin Templeton Investment Funds pursuant to a Limited Power of

      Attorney attached to this Schedule 13D

   CUSIP NO. 09072X101                                                                              Page 11 of 17

                                                   EXHIBIT A

        PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

   Except where otherwise noted, each of the individuals named below is a citizen of the

   United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Chairman of the Board, Chief Executive Officer and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani	Co-President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	Co-President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Executive Vice President and Chief Financial Officer, FRI Chief Financial Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI Chief Legal Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Peter K. Barker	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Director, FRI; Chairman of the Board, SRI International	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles E. Johnson	Director, FRI; Founder and Managing Member, Tano Capital, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark C. Pigott	Director, FRI; Executive Chairman and Director, PACCAR Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Laura Stein	Director, FRI; Executive Vice President – General Counsel and Corporate Affairs, The Clorox Company	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Seth H. Waugh	Director, FRI; Vice Chairman, Florida East Coast Industries, LLC; Non-Executive Chairman, Alex Brown, a division of Raymond James	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

    CUSIP NO.  09072X101                                                                             Page 12 of 17

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward B. Jamieson	President and Chief Investment Officer and a Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Madison S. Gulley	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Christopher J. Molumphy	Executive Vice President and Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward D. Perks	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Hasenstab	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael P. McCarthy	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Breda M. Beckerle	Chief Compliance Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

     FRI:     Franklin Resources, Inc.

              One Franklin Parkway

              San Mateo, CA 94403‑1906

     FRI is primarily engaged, through various subsidiaries, in providing investment management to the open-end investment companies in the Franklin Group of Funds and the Templeton Family of Funds and to domestic and international managed and institutional accounts.  FRI’s principal line of business is providing investment management, administration, distribution and related services to the Franklin Templeton Funds, managed accounts and other investment products.

     FRI is the direct parent entity to FAV (see further description below).

     FAV:     Franklin Advisers, Inc.

              One Franklin Parkway

              San Mateo, CA  94403 1906

     An investment adviser registered with the SEC and investment manager or sub adviser to a number of U.S. registered open end and closed end investment companies in the Franklin Templeton Group of Funds, non U.S. investment funds and private client accounts.

      CUSIP NO.  09072X101                                                                              Page 13 of 17

EXHIBIT B

                                            JOINT FILING AGREEMENT

      In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

      IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of December 1, 2016.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:   /s/MARIA GRAY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

      Maria Gray

      Vice President and Secretary of Franklin Resources, Inc.

      Attorney‑in‑Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

      Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

      Secretary of Franklin Advisers, Inc.

Franklin Strategic Series on behalf of

                         Franklin Biotechnology Discovery Fund

Franklin Templeton Investment Funds on behalf of

                       Franklin Biotechnology Discovery Fund

By:   /s/KIMBERLY H. NOVOTNY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

      Kimberly H. Novotny

      Vice President and Assistant Secretary of Franklin Strategic Series

      Attorney in Fact for Franklin Templeton Investment Funds pursuant to a Limited Power of

      Attorney attached to this Schedule 13D

      CUSIP NO. 09072X101                                                                              Page 14 of 17

                                                 EXHIBIT C

                             LIMITED POWER OF ATTORNEY

                                                     FOR

                                      SECTION 13 REPORTING OBLIGATIONS

               Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney‑in‑fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      (1)      prepare, execute, acknowledge, deliver and file Schedules 13D and 13G

      (including any amendments thereto or any related documentation) with the United

      States Securities and Exchange Commission, any national securities exchanges and

      Franklin Resources, Inc., a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of

      1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      (2)      perform any and all other acts which in the discretion of such attorney‑in‑fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

               The undersigned acknowledges that:

      (1)    this Limited Power of Attorney authorizes, but does not require, each such attorney‑in‑fact to act in their discretion on information provided to such attorney‑in‑fact without independent verification of such information;

      (2)    any documents prepared and/or executed by either such attorney‑in‑fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney‑in‑fact, in his or her discretion, deems necessary or desirable;

      (3)    neither the Reporting Entity nor either of such attorneys‑in‑fact assumes (i)

      any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

      (4)    this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange

      Act, including without limitation the reporting requirements under Section 13 of the

      Exchange Act.

         The undersigned hereby gives and grants each of the foregoing attorneys‑in‑fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present,

      hereby ratifying all that each such attorney‑in‑fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of

      Attorney.

         This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney‑in‑fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be

      executed as of this      30th      day of          April        , 2007

                                                                        /s/Charles B. Johnson

                                                                        Signature

                                                                        Charles B. Johnson

                                                                        Print Name

      CUSIP NO. 09072X101                                                                              Page 15 of 17

                                          LIMITED POWER OF ATTORNEY

                                                     FOR

                                      SECTION 13 REPORTING OBLIGATIONS

               Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney‑in‑fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      (1)      prepare, execute, acknowledge, deliver and file Schedules 13D and 13G

      (including any amendments thereto or any related documentation) with the United

      States Securities and Exchange Commission, any national securities exchanges and

      Franklin Resources, Inc., a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of

      1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      (2)      perform any and all other acts which in the discretion of such attorney‑in‑fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

               The undersigned acknowledges that:

      (1)    this Limited Power of Attorney authorizes, but does not require, each such attorney‑in‑fact to act in their discretion on information provided to such attorney‑in‑fact without independent verification of such information;

      (2)    any documents prepared and/or executed by either such attorney‑in‑fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney‑in‑fact, in his or her discretion, deems necessary or desirable;

      (3)    neither the Reporting Entity nor either of such attorneys‑in‑fact assumes (i)

      any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

      (4)    this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange

      Act, including without limitation the reporting requirements under Section 13 of the

      Exchange Act.

         The undersigned hereby gives and grants each of the foregoing attorneys‑in‑fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present,

      hereby ratifying all that each such attorney‑in‑fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of

      Attorney.

         This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney‑in‑fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be

      executed as of this         25th         day of      April         , 2007

                                                                     /s/ Rupert H. Johnson, Jr.

                                                                     Signature

                                                                     Rupert H. Johnson, Jr.

                                                                     Print Name

      CUSIP NO. 09072X101                                                                              Page 16 of 17

                                                                                                   LIMITED POWER OF ATTORNEY

                                                                                                                             FOR

                                                                                           SECTION 13 REPORTING OBLIGATIONS

                      Know all by these presents, that we Franklin Templeton Investment Funds (the

             “Issuer”). an entity organized and existing in the Grand Duchy of Luxembourg and having our registered office at 8A rue Albert Borschette, L-1246 Luxembourg, in the person of Gregory Johnson and Vijay Advani, Directors of the Issuer, hereby makes, constitutes and appoints each of Lori Weber and Kimberly Novotny, each acting individually as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

             (1)      prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto or any related documentation) with the United States Securities and Exchange Commission, any national securities exchanges and Franklin Resources, Inc.,

             a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

             (2)      perform any and all other acts which in the discretion of such attorney‑in‑fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

                      The undersigned acknowledges that:

             (1)    this Limited Power of Attorney authorizes, but does not require, each such attorney‑in‑fact to act in their discretion on information provided to such attorney‑in‑fact without independent verification of such information;

             (2)    any documents prepared and/or executed by either such attorney‑in‑fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney‑in‑fact, in his or her discretion, deems necessary or desirable;

             (3)    neither the Reporting Entity nor either of such attorneys‑in‑fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the

             Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

             (4)    this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 of the Exchange Act.

              The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite,

              necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney‑in‑fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

                      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney‑in‑fact.

              IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be

              executed as of this     13th            day of      October       , 2015.

                                                                                                                                                For and on behalf of

                                                                   Franklin Templeton Investment Funds

                                                                                                                                                                                                     /s/Gregory Johnson

                                                                                                                                                                                                                          Director

                                                                                                                                                                                                            /s/Vijay Advani

                                                                                                                                                                                                                           Director

CUSIP NO. 09072X101                                                                              Page 17 of 17

                                        EXHIBIT D

                                TRANSACTIONS IN THE PAST 60 DAYS

The transaction described below was a buy of Common Stock and Class A Warrants.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
11/22/16	4,375,000 Class A Units, each consisting of one share of Common Stock and one Class A Warrant to purchase 0.75 of a share of Common Stock at an exercise price of $0.35 per share	0.35